December 3, 2012

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

   Assistant Director

Re:	NanoViricides, Inc. Registration Statement on Form S-3 Filed October 26, 2012 File No. 333-184626

Dear Mr. Riedler:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of NanoViricides, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated November 5, 2012 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission and provide explanation, where necessary. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Item 16. Exhibits

1.	In order to quality your indenture under the Trust Indenture Act of 1939 you must have a form of indenture on file at time of effectiveness of the registration statement. Please file by pre-effective amendment a form of indenture as an exhibit to your registration statement.

We have filed an amended registration statement on S-3 to include our form of indenture in Exhibit 4.2.

Additionally, although not a comment on the Comment Letter, the issuer has included its opinion of counsel, Kane Kessler, P.C., as Exhibit 5.1 on the amended S-3.

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

/s/ Eugene Seymour, MD

Eugene Seymour, MD

Chief Executive Officer